Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated May 10, 2023

Relating to the Preliminary Prospectus dated May 9, 2023

Registration Statement File No. 333-271403

OFFERING SUMMARY

Issuer:	Neptune Wellness Solutions Inc. (the “Company”)

Common Shares offered by us:	Up to 12,068,966 of our common shares, no par value per share (“Common Shares”), based on the sale of our Common Shares at an assumed combined public offering price of $0.58 per Common Share and accompanying warrant to purchase Common Shares (“Common Warrants”), which is the closing price of our Common Shares on The Nasdaq Capital Market of the Nasdaq Stock Market LLC (“Nasdaq”) on May 5, 2023. The actual pricing of the offering will occur in the context of the market and in consultation with A.G.P./Alliance Global Partners, as placement agent.

Pre-Funded Warrants offered by us:	We are also offering each purchaser the opportunity to purchase, if the purchaser so chooses, pre-funded warrants to purchase Common Shares (“Pre-Funded Warrants”), in lieu of Common Shares, exercisable into up to an aggregate of 12,068,966 Common Shares. Each Pre-Funded Warrant will be exercisable for one Common Share. The purchase price of each Pre-Funded Warrant will equal the price per share at which the Common Shares are being sold to the public in this offering, minus $0.0001, and the exercise price of each Pre-Funded Warrant will be $0.0001 per Common Share. For additional information, see “Description of the Registrant’s Securities to be Registered — Pre-Funded Warrants” on page 92 of the prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement (as defined below). The Prospectus also relates to the offering of the Common Shares issuable upon exercise of the Pre-Funded Warrants.

Common Warrants offered by us:	We are also offering Common Warrants exercisable into an aggregate of up to 12,068,966 common shares. Each Common Warrant will have an exercise price of $ per share, will be exercisable upon issuance and will expire on the five-year anniversary of the original issuance date. The Common Shares and Common Warrants can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. For additional information, see “Description of the Registrant’s Securities to be Registered — Common Warrants” on page 93 of the Prospectus. The Prospectus also relates to the offering of the Common Shares issuable upon exercise of the Common Warrants.

Common Shares outstanding after this offering:(1)	24,065,306 Common Shares (assuming none of the Common Warrants issued in this offering are exercised and the exercise in full of any Pre-Funded Warrants)

Amendment to outstanding common warrants	In connection with this offering, we may also agree that certain existing warrants to purchase up to an aggregate of 10,562,771 common shares that were previously issued in March 2022, June 2022, and October 2022, at exercise prices ranging from $1.62 to $11.20 per share and expiration dates ranging from September 14, 2023 to June 23, 2029, may be amended effective upon the closing of the offering, to reduce the exercise prices, with expiration dates five years following the closing of the offering.

Use of proceeds:	We estimate that the net proceeds to us from the sale of our Common Shares in this offering will be approximately $6.23 million, and after deducting estimated Placement Agent fees and expenses and estimated offering expenses payable by us. We plan to use the proceeds of the offering, after repayment of debt, for general corporate purposes, which may include (i) working capital, (ii) capital expenditures, (iii) operational purposes, including working capital to accelerate growth of our business and (iv) potential acquisitions in complementary businesses. We may use certain of the proceeds in connection with the exercise of the option to purchase the minority interest of Sprout Foods, Inc. See “Use of Proceeds.”

Risk factors:	See “Risk Factors” on page 16 and other information included in the Prospectus for a discussion of factors you should consider before investing in our securities.

Term of the offering:

This offering will terminate on      , unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date.

We have agreed to issue and sell the securities offered hereby to the purchasers through the placement agent. The placement agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but it will use its reasonable best efforts to solicit offers to purchase the securities offered by the Prospectus. See “Plan of Distribution” on page 110 of the Prospectus.

Ticker symbol:	Our Common Shares are listed on the Nasdaq under the symbol “NEPT”. There is no established trading market for the Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the Warrants will be limited.

(1)	The number of Common Shares to be outstanding immediately after the offering as shown above is based on 11,996,340 Common Shares outstanding as of May 5, 2023. Unless otherwise indicated, the number of Common Shares presented in the Prospectus excludes:

•	680,786 Common Shares issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $70.10 per Common Share;
•	12,197,670 Common Shares issuable upon the exercise of outstanding warrants having a weighted-average exercise price of $10.64 per Common Share;
•	4,308 deferred share units;
•	2,789 restricted share units; and
•	any additional Common Shares that are available for future issuance under our equity compensation plans.

Unless otherwise indicated, the Prospectus assumes no exercise of the Common Warrants or Pre-Funded Warrants.

Recent Developments

On January 23, 2023, Sprout Foods, Inc. (“Sprout”), a subsidiary of the Company, entered into an Invoice Purchase and Security Agreement (the “PSA”) with Alterna Capital Solutions LLC (the “Lender”) providing for the purchase by the Lender of certain of Sprouts’ accounts receivable. Pursuant to the PSA, Sprout agreed to sell eligible accounts receivable to the Lender for an amount equal to the face amount of each account receivable less a reserve percentage. The maximum amount potentially available to be deployed by the Lender at any given time was $5 million.

On April 21, 2023, Sprout and the Lender entered into an Amendment to the Invoice Purchase and Security Agreement (the “Amendment”), and a related Inventory Finance Rider (the “Rider”). The Amendment was entered into to revise the definition of “Collateral” pursuant to the PSA, to include all of Sprout’s inventory, and to increase the maximum amount that is potentially able to be deployed by the Lender pursuant to the PSA and the Rider to $7,500,000. Pursuant to the Rider, the PSA was extended to provide for advances secured by the inventory of Sprout. Subject to the Lender’s discretion and the terms and conditions of the Rider and the PSA, the Lender may make advances to Sprout of an aggregate amount up to and not to exceed, as of any date of determination of (i) 50% of Eligible Inventory (as defined in the Rider) valued at the lower of cost or market value, or (ii) 75% of the net orderly liquidation value of the Eligible Inventory.

The PSA and the Rider provide for the payment of fees by Sprout, including a funds usage fee of prime plus 1% with a minimum interest rate of 8% per annum, and includes customary representations and warranties, indemnification provisions, covenants and events of default.

The Rider’s initial term is for the term of the PSA, which is twelve (12) months from January 20, 2023, followed by automatic annual renewal terms unless Sprout provides written notice pursuant to the PSA prior to the end of any term

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The Company has filed a registration statement on Form S-1 (File No. 333-271403) (the “Registration Statement”), including the Prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain the Prospectus for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or the placement agent will arrange to send you the Prospectus if you request it by contacting A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com. The Prospectus can also be accessed through the following link: https://www.sec.gov/ix?doc=/Archives/edgar/data/1401395/000141057823000933/nept-20221231xs1a.htm